UNIFIED SERIES TRUST

225 Pictoria Drive, Suite 450

Cincinnati, OH 45246

July 27, 2020

Securities & Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Attention: Mr. David Orlic

Re:	Absolute Core Strategy ETF

Unified Series Trust (“Registrant”) (SEC File Nos. 811-21237 and 333-100654)

Dear Mr. Orlic:

Below please find our responses to your comments with respect to the Securities and Exchange Commission staff’s review of the Registrant’s Preliminary Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934, filed July 16, 2020 (the “Proxy”), for the Absolute Core Strategy ETF (the “Fund”).

(1)	Comment: Page 10 of the Proxy indicates in the second to last paragraph that the cost of Okapi’s services will be paid by Absolute. Pursuant to Item 4(a)(3) please disclose the anticipated cost.

Response: We intend to add the following sentence to the Proxy: “Okapi estimated the cost of these services to be approximately $16,000.”

(2)	Comment: Page 13 of the Proxy indicates in the first paragraph that the terms of the New ELA are substantially similar to the terms of the Amended Original ELA. Please disclose material dissimilarities or disclose that there are not any.

Response: We intend to add the following sentence to the Proxy: “The New ELA permits Absolute to recoup fees previously waived under the Original ELA and Amended ELA.”

(3)	Comment: Page 17 of the Proxy indicates in the first paragraph that based upon the representations from Absolute, the Fund is not expected to be subject to any “unfair burden” as a result of the Transaction within the meaning of Section 15(f) under the Investment Company Act. Please confirm the Fund is in compliance with the Section 15(f) safe harbor.

Response: Section 15(f) of the 1940 Act provides a safe harbor to investment advisers who may receive compensation or benefits in connection with the sale of securities or a sale of any other interest in the investment adviser, which results in an assignment of an investment advisory contract. That safe harbor is conditioned on the following: (a) for a period of three years after the time of such sale, at least 75% of the board of trustees are not interested persons of the investment adviser, as the term is defined in the 1940 Act, and (b) there is not imposed an unfair burden as a result of the sale.

Under Section 15(f), paragraph 2(B), an unfair burden includes any arrangement, during the two-year period after the date on which any such transaction occurs, whereby the investment adviser or corporate trustee or predecessor or successor investment advisers or corporate trustee or any interested person of any such adviser or any such corporate trustee receives or is entitled to receive any compensation directly or indirectly (i) from any person in connection with the purchase or sale of securities or other property to, from, or on behalf of such company, other than bona fide ordinary compensation as principal underwriter for such company, or (ii) from such company or its security holders for other than bona fide investment advisory or other services.

As detailed in the “Background” section related to Proposal 1 on page 11 of the Proxy, the transaction, which resulted in the change of control of Absolute did not and is not anticipated to result in any compensation payments, either direct or indirect, as contemplated by Section 15(f)(2)(B). Moreover, the only compensation that Absolute will receive following the transaction will be for bona fide investment advisory services provided to the Fund.

We further note, with respect to Section 15(f)(1)(A), all Trustees that comprise the Board of the Registrant are not interested as defined in Section 15(f)(2)(A).

(4)	Comment: Page 21 of the Proxy provides the voting standard for Proposal 1. Please add the voting standard for Proposal 2.

Response: We intend to insert “and for approval of the New Sub-Advisory Agreement with respect to the Fund (Proposal 2)”.

(5)	Comment: Please add the principal officers of St. James on page 22.

Response: We intend to add the below paragraph to page 22:

Investment Sub-Adviser. St. James serves as the investment sub-adviser to the Fund under the Interim Sub-Advisory Agreement. The address of St. James is 3838 Oak Lawn Avenue, Suite 1414, Dallas, TX 75219.

The following list includes the name, address and principal occupation of the principal executive officer and each director of St. James:

Name	Position	Principal Occupation
Robert J. Mark	Managing Member	Portfolio Management
Larry J. Redell	Member	Marketing

The address for each of the aforementioned persons is 3838 Oak Lawn Avenue, Suite 1414, Dallas, TX 75219.

(6)	Comment: Please attach the actual proxy card to the response letter.

Response: The proxy card is attached to this letter.

If you have any additional questions, or need additional information, please contact me at 513-346-3324.

Sincerely,

/s/ Elisabeth Dahl

Elisabeth Dahl

Secretary, Unified Series Trust

Copy to:	Mr. David R. Carson, President, Unified Series Trust

Ms. Cassandra W. Borchers, Esq., Thompson Hine LLP

PROXY PROXY

UNIFIED SERIES TRUST
ABSOLUTE CORE STRATEGY ETF
SPECIAL MEETING OF SHAREHOLDERS TO BE HELD SEPTEMBER 14, 2020
225 PICTORIA DRIVE, SUITE 450, CINCINNATI, OH 45246

THIS PROXY IS BEING SOLICITED BY THE BOARD OF DIRECTORS OF UNIFIED SERIES TRUST The undersigned shareholder(s) of the Absolute Core Strategy ETF (the "Fund"), a series of Unified Series Trust, hereby appoints Elisabeth Dahl, Jeremy Provost and Laura Bissell as true and lawful attorney with power of substitution, to vote all shares of the Fund which the undersigned is entitled to vote, at the Special Meeting of Shareholders to be held on September 14, 2020, Local Time, at the offices of Ultimus Fund Solutions, LLC, 225 Pictoria Drive, Suite 450, Cincinnati, OH 45246, and at any or all adjournments or postponements thereof. In their discretion, the proxy holders named above are authorized to vote upon such other matters as may properly come before the meeting or any adjournments or postponements.

.

RECEIPT OF THE NOTICE OF THE SPECIAL MEETING AND THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS IS HEREBY ACKNOWLEDGED. THIS PROXY CARD WILL BE VOTED AS INSTRUCTED. IF NO SPECIFICATION IS MADE AND THE PROXY CARD IS EXECUTED, THE PROXY CARD WILL BE VOTED "FOR" THE PROPOSALS SET FORTH ON THE REVERSE.

CONTROL #:

SHARES:

Note: Please date and sign exactly as the name appears on this proxy card. When shares are held by joint owners/tenants, at least one holder should sign. When signing in a fiduciary capacity, such as executor, administrator, trustee, attorney, guardian etc., please so indicate. Corporate and partnership proxies should be signed by an authorized person.

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Signature(s) (Title(s), if applicable)

____

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Date

PLEASE VOTE VIA THE INTERNET OR TELEPHONE OR MARK, SIGN, DATE AND RETURN THIS PROXY USING THE ENCLOSED ENVELOPE

CONTINUED ON THE REVERSE SIDE

EVERY SHAREHOLDER'S VOTE IS IMPORTANT!
VOTE THIS PROXY CARD TODAY!

THERE ARE 3 EASY WAYS TO VOTE YOUR PROXY:

1. **By Phone:** Call Okapi Partners toll-free at: **(855) 305-0855** to vote with a live proxy services representative. Representatives are available to take your vote or to answer any questions Monday through Friday 9:00 AM to 7:00 PM (EST).

OR

2. **By Internet:** Refer to your proxy card for the control number and go to: **WWW.OKAPIVOTE.COM/ABEQ2020** and follow the simple on-screen instructions.

OR

3. **By Mail:** Sign, Date, and Return this proxy card using the enclosed postage-paid envelope.

If possible, please utilize option 1 or 2 to ensure that your vote is received and registered in time for the meeting on September 14, 2020.